SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35768]

Deregistration under Section 8(f) of the Investment Company Act of 1940

September 26, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of September 2025. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov

and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is

listed for the relevant applicant below, or personally or by mail, if a physical address is listed

for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m.

on October 21, 2025, and should be accompanied by proof of service on applicants, in the form

of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the

desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Apollo Senior Floating Rate Fund Inc. [File No. 811-22481]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MidCap Financial Investment Corporation, and on July 22, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $9,310,358.48 incurred in connection with the reorganization were paid by the acquiring fund's investment adviser.

Filing Dates: The application was filed on May 23, 2025, and amended on August 11, 2025.

Applicant's Address: 9 West 57th Street, New York, New York 10019.

Apollo Tactical Income Fund Inc. [File No. 811-22591]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MidCap Financial Investment Corporation, and on July 22, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $8,553,871.52 incurred in connection with the reorganization were paid by the acquiring fund's investment adviser.

Filing Dates: The application was filed on May 23, 2025, and amended on August 11, 2025.

Applicant's Address: 9 West 57th Street, New York, New York 10019.

BNY Mellon U.S. Mortgage Fund, Inc. [File No. 811-04215]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BNY Mellon Core Plus Fund, a series of BNY Mellon Absolute Insight Funds, Inc., and on March 28, 2025 made a final distribution to its shareholders based on net asset value. Expenses of $175,891.11 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on September 10, 2025.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

Dreyfus Cash Management [File No. 811-04175]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 5, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $3,353.56 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on September 12, 2025.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

Dreyfus Tax Exempt Cash Management [File No. 811-03954]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 5, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $3,089 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on September 12, 2025.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

F/m Funds Trust [File No. 811-22691]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to F/M Investments Large Cap Focused Fund, Oakhurst Short Duration Bond Fund, Oakhurst Short Duration High Yield Credit Fund and Oakhurst Fixed Income Fund, respectively, each a series of The RBB Fund, Inc., and on October 27, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $587,330 incurred in connection with the reorganization were paid by the applicant's sub-advisor.

Filing Dates: The application was filed on June 4, 2024, and amended on September 3, 2025.

Applicant's Address: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

General Municipal Money Market Funds, Inc. [File No. 811-03481]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,915.00 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on September 11, 2025.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc. 240 Greenwich Street, New York, New York 10286.

New America High Income Fund, Inc. [File No. 811-05399]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to T. Rowe Price High Yield Fund, a series of the T. Rowe Price High Yield Fund, Inc., and on March 31, 2025 made a final distribution to its shareholders based on net asset value. Expenses of $831,476

incurred in connection with the reorganization were paid by the applicant.

<u>Filing Date:</u> The application was filed on September 12, 2025.

<u>Applicant's Address</u>: 33 Broad Street Boston, Massachusetts 02109.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Sherry R. Haywood,

Assistant Secretary.